EXHIBIT 21.1

Saba Software, Inc.

Subsidiaries as of May 31, 2004

Company Name	Jurisdiction of Incorporation
Saba Software Pty. (Australia) Ltd.	Australia
Saba Software (Bermuda) Ltd.	Bermuda
Ultris Inc.	California
Saba Software (Canada) Inc.	Canada
Human Performance Technologies, Inc.	Delaware
Saba Software International, Inc.	Delaware
Saba Software SARL	France
Saba Software GmbH	Germany
Saba Software India Private Limited	India
Saba Software K.K.	Japan
Saba Software (UK) Ltd.	United Kingdom